UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 2-E	OMB APPROVAL
OMB Number: 3235-0233 Expires: September 30, 2009 Estimated average burden hours per response. . . 4.00

REPORT PURSUANT TO RULE 609 OF REGULATION E

1.	Name of issuer: UTEK Corporation
2.	Name of underwriter: Merriman Curhan Ford & Co.
3.	Date of this report: March 19, 2009
4.	(a) Date offering commenced: August 31, 2008
	(b) Date offering completed, if completed: March 19, 2009
	(c) If offering has not commenced, state reasons briefly: Not applicable
5.	(a) Total number of shares or other units offered hereunder: 526,315 shares of common stock
	(b) Number of such shares or other units sold from commencement of offering to date: 0
	(c) Number of such shares or other units still being offered: 0
6.	(a) Total amount received from public from commencement of offering to date	$0.00
	(b) Underwriting discount allowed	$0.00
	(c) Expenses paid to or for the account of the underwriters	$0.00
	(d) Other expenses paid to date by or for the account of the issuer:
	(1) Legal (including organization)	$35,000.00
	(2) Accounting	$ 5,000.00
	(3) Printing and advertising	$10,000.00
	(4) Other	$ 500.00
	(e) Total costs and expenses (b), (c) and (d))		$50,500.00
	(f) Proceeds to issuer after above deductions ((a) minus (e))		$ 0.00

7.	State briefly the nature and extent of each type of the issuer’s principal activities to date. UTEK Corporation is an innovation consulting services company. UTEK’s services enable clients to become stronger innovators, source externally developed technologies and create value from their intellectual property. UTEK’s innovation consulting services include: strategic innovation consulting, technology transfer, intellectual property analysis, and online technology exchanges to facilitate the purchase and sale of intellectual property. Innovation is a process which refers to enhancing a company’s products through in-licensing external sources of innovation and the creation of additional value through out-licensing intellectual property. UTEK has elected to be treated as a business development company under the Investment Company Act of 1940.

8.	State whether the offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance. In light of current market conditions, UTEK has determined to discontinue this offering.

9.	List the names and addresses of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report. Not applicable

UTEK CORPORATION (Issuer)

Date	March 19, 2009	By:	/s/ Carole R. Wright
Name: Carole R. Wright Title: Chief Financial Officer